Mail Stop 3561

								January 19, 2006

BY U.S. MAIL and FACSIMILE  [ (252) 264 - 2068 ]

Mr. R. Thomas Kidd
  President and Chief Executive Officer
GREENS WORLDWIDE INCORPORATED
346 Woodland Church Road
Hertford, North Carolina  27944

	Re:	Greens Worldwide Incorporated
		Item 4.01 Form 8-K/Amendment No. 1
		Filed January 11, 2006
		File No. 0-25025

Dear Mr. Kidd:

      We have reviewed the above referenced filing and have the following comments which require an amendment to the filing and request certain supplemental information. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. An amendment to the Item 4.01 Form 8-K should be filed immediately.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

R. Thomas Kidd
Greens Worldwide Incorporated
January 19, 2006
Page 2

Item 4.01 of Form 8-K

We have reviewed the Exhibit 16 letter dated December 22, 2005 from your former independent public accounting firm, Epstein, Weber & Conover, PLC ("Epstein"), and note they disagree with your disclosure that there were no disagreements. Epstein discloses in its Exhibit
16 letter that there were "significant deficiencies in internal controls which we believe is a reportable event...", and that "upon receipt of interim financial information for the period ended September 30, 2005, we informed management that we did not agree with its accounting and presentation" of certain specified listed items.


1. Please amend your Item 4.01 Form 8-K to disclose the information provided in Epstein`s Exhibit 16 letter, particularly that Epstein disagrees with your statement that "there were no disagreements with
Epstein..." and, Epstein informed management of significant deficiencies in internal controls which Epstein believes to be a reportable event; and that Epstein informed management that it did not agree with your accounting and presentation in the September 30,
2005 interim financial statements of each of the items specifically listed by Epstein. We refer you to the information required by Item
304(a)(1)(iv) of Regulation S-B, regarding any reportable event
(i.e.
internal control weakness, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of dismissal.

2. Epstein, in its Exhibit 16 letter, indicates it notified management of the matters previously noted above. Please provide us with a copy of any letters or written communication to and from the former accountants, Epstein, Weber & Conover, PLC, to management, the
Board of Directors or the audit committee regarding the significant deficiencies in internal controls, along with the disagreement as to the accounting and presentation of the listed items.

3. In detail, supplementally describe the nature of each reportable event identified by Epstein, and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not.
Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

R. Thomas Kidd
Greens Worldwide Incorporated
January 19, 2006
Page 3

4. For each of the accounting and presentation items identified by Epstein in its Exhibit 16 letter, specifically the following:

- Sale of intellectual property for a long term note receivable
- Common stock warrants issue with debt instruments
- Accounting for beneficial conversion feature on debt
- Accounting for the business combination (reverse merger)
- Restructured debt

tell us in detail how you accounted for the item in your September 30, 2005 interim financial statements as included in your Quarterly
Report on Form10-QSB, and advise of the accounting proposed by the former auditor, and advise of the specific accounting literature you and your current registered independent public accounting firm, Most
& Company, LLP, relied upon in concluding that the appropriate accounting has been reflected. Provide us with amounts involved in each transaction, including the impact to assets, liabilities and pre-tax income (loss) for the affected periods.

5. Please also note the requirements of Item 304(b) of Regulation
S-
B. If there were any material transactions or events similar to those involved in the disagreement (or reportable event) that you accounted for or disclosed differently than your former accountant would have concluded was required, you should provide all of the disclosures required by Item 304(b) of Regulation S-B.

September 30, 2005 Form 10-QSB

We monitored your Form 10-QSB solely related to the matters below.

Item 3. Controls and Procedures

6. Refer to the December 22, 2005 letter from Epstein, filed as
Exhibit 16 to the Item 4.01 Form 8-K and the material weaknesses communicated to you by Epstein. Tell us how you were able to provide true and accurate Item 3 disclosures regarding Controls and Procedures in your September 30, 2005 Quarterly Report on Form 10-QSB. The material control weakness alluded to in the Exhibit 16 letter (to be disclosed in detail in an amendment to your Item 4.01
Form 8-K) appears to indicate you may lack the necessary disclosure controls and procedures, as well as internal controls necessary to provide true and accurate Item 3 disclosures. Please advise.


R. Thomas Kidd
Greens Worldwide Incorporated
January 19, 2006
Page 4

7. With regard to your Item 3 disclosures, tell us why you have not
disclosed any of the control weaknesses alluded to in the Exhibit
16
letter. Tell us the date you completed the evaluation of controls and procedures.

8. Also, we note from the Item 4.01 Form 8-K that you discussed with your current auditors, Most & Company, LLP, each of the items wherein
Epstein disagreed with your statements contained in 4.01(c) and was advised by the current auditors that each of the areas of disagreement have been fully addressed and reported to the satisfaction of Most & Company in your September 30, 2005 Quarterly
Report on Form 10-QSB. Tell us the dates of any potential enhancements and addition steps taken to address your internal control weaknesses identified by Epstein, and advise why you did not disclose any changes to internal controls under Item 3, or revise
Item 3 as necessary.

9. Amend the September 30, 2005 Quarterly Report on Form 10-QSB to provide updated disclosures under Item 3, as necessary, including providing a definitive statement as to whether or not your disclosure controls and procedures are effective or ineffective.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




R. Thomas Kidd
Greens Worldwide Incorporated
January 19, 2006
Page 5

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

	You may contact the undersigned below at (202) 551-3328, or
in
her absence to Mr. Robert Benton, Senior Staff Accountant, at
(202)
551-3804, if you have questions regarding the above matters.


Sincerely,



								Beverly A. Singleton
								Staff Accountant

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